SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


          For the month of October 2002 Commission File Number 1-8481
                                -----------------


                                    BCE Inc.
                 (Translation of Registrant's name into English)


 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec H3B 4Y7,
                                 (514) 397-7000
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F                            Form 40-F     X
                     -----------                          -----------


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                                  No     X
                -----------                          -----------


If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b): 82-           .
                                      -----------


BCE Inc. hereby files a material change report dated October 10, 2002 concerning a public announcement made by BCE Inc. on October 7, 2002. This Form 6-K is incorporated by reference in the registration statement filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 on
October 16, 2000 (Registration No. 333-12780), under Form S-8 on
November 1, 2000 (Registration No. 333-12802) and under Form S-8 on
November 1, 2000 (Registration No. 333-12804). Notwithstanding any reference to BCE Inc.'s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.'s Web site or any other site on the World Wide Web referred to in BCE Inc.'s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.



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


                             MATERIAL CHANGE REPORT

                   Section 146 of the Securities Act (Alberta)
               Section 85 of the Securities Act (British Columbia)
              Section 76 of The Securities Act, 1990 (Newfoundland)
                 Section 81 of the Securities Act (Nova Scotia)
                   Section 75 of the Securities Act (Ontario)
                 Section 84 of The Securities Act (Saskatchewan)


Item 1 - Reporting Issuer

The name of the reporting issuer is BCE Inc. ("BCE"), the head office of which is located at 1000, de La Gauchetiere Ouest, bureau 3700, Montreal, Quebec, H3B 4Y7

Item 2 - Date of Material Change

October 7, 2002

Item 3 - Press Release

A press release announcing the material change was issued by BCE on October 7, 2002 in Montreal, Quebec. A copy of the press release is annexed hereto and forms an integral part hereof.

Item 4 - Summary of Material Change

On October 7, 2002, BCE announced that as a result of lower than expected data and IP services revenue at Bell Canada and revised financial guidance announced by Aliant Inc. ("Aliant"), BCE now expects to meet the lower end of its 2002 guidance: revenue of approximately $19.5 billion, EBITDA1 of approximately $7.5 billion, and earnings per share before non-recurring items ("EPS") of approximately $1.80.

Item 5 - Full Description of Material Change

On October 7, 2002, BCE announced that as a result of lower than expected data and IP services revenue at Bell Canada and revised financial guidance announced by Aliant, BCE now expects to meet the lower end of its 2002 guidance: revenue of approximately $19.5 billion, EBITDA of approximately $7.5 billion, and EPS of approximately $1.80.


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


For Bell Canada (including Aliant and Bell ExpressVu) full-year revenue growth is expected to be approximately 1.5 per cent, rather than in the previously forecasted range of 3 to 5 per cent. Industry-wide lower demand for data and IP broadband services is expected to reduce Bell Canada's data revenue growth to approximately 6 to 10 per cent from the previously forecasted range of 12 to 18 per cent.

Bell Canada continues to focus on its productivity measures and now expects productivity improvements to exceed $600 million for the full year. As a result of these initiatives, and recognizing the lower EBITDA guidance provided by Aliant, Bell Canada expects to achieve EBITDA growth for 2002 of approximately 6 per cent. Capital expenditures are expected to be approximately 20 per cent of revenues, at the lower end of the previously targeted 20 per cent to 21 per cent.

For the quarter ended September 30, 2002, BCE expects to report results at the lower end of its guidance: revenue of approximately $4.8 billion, EBITDA of approximately $1.8 billion, and EPS of approximately $0.45.

Item 6 - Reliance/Confidential

Not applicable

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

Michael Boychuk
Senior Vice-President & Corporate Treasurer
(514) 870-7076

Item 9 - Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.



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


CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this Material Change Report, including, but not limited to, the statements relating to financial guidance, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced after the date hereof.

Other factors which could cause results or events to differ materially from current expectations include, among other things: the timing and extent of economic expansion in Canada and of improvement in consumer confidence and spending; the level of demand, and prices for, data, IP broadband and voice services; BCE's ability to manage costs and generate productivity improvements; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; uncertainty as to whether BCE's strategies will yield the expected benefits, synergies and growth prospects; the intensity of competitive activity, and its resulting impact on the ability to retain existing, and attract new, customers, and the consequent impact on pricing strategies, revenues and network capacity; the level of capital expenditures necessary to expand operations, increase the number of customers, provide new services, build and update networks and maintain or improve quality of service; the availability and cost of capital required to implement BCE's financing plan and fund capital and other expenditures; the Internet economy growing at a slower pace than is currently anticipated; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; the ability to carry out cross selling of the various services offered by the BCE group of companies; stock market volatility; the risk of credit rating downgrades; the availability of, and ability to retain, key personnel; the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings (including the outcome of the appeal of the CRTC's price cap decision); the possibility of further deterioration in the state of capital markets and the telecommunications industry; BCE's ability to implement its financing plan in order to finance the purchase of SBC Communications Inc.'s remaining minority interest in Bell Canada; the risk that the closing of the Bell Canada directories sale may be delayed or not occur; and the final outcome of pending or future litigation.

For additional information with respect to certain of these and other factors, refer to BCE's Second Quarter MD&A dated July 23, 2002 filed by BCE with the U.S. Securities and Exchange Commission under Form 6-K and with the Canadian securities commissions. The forward-looking statements contained in this Material Change Report represent BCE's expectations as of October 7, 2002 and, accordingly, are subject to change after such date. However, BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


DATED at Montreal this 10th day of October, 2002.

BCE Inc.




By:      (s) Michael Boychuk
         -----------------------------------------------------
         Michael Boychuk
         Senior Vice-President & Corporate Treasurer

--------
1 EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses. The term EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

For Immediate Release


                      BCE LOWERS FORECAST FOR DATA REVENUE
              EXPECTS TO MEET LOWER END OF 2002 FINANCIAL GUIDANCE


Montreal (Quebec), October 7, 2002 -- BCE Inc. today announced that as a result of lower than expected data and IP services revenue at Bell Canada and revised financial guidance announced by Aliant, BCE now expects to meet the lower end of its 2002 guidance for revenue, EBITDA(1) and earnings per share before non-recurring items (EPS):

o        Revenue of approximately $19.5 billion
o        EBITDA of approximately $7.5 billion
o        EPS of approximately $1.80

For Bell Canada (including Aliant and Bell ExpressVu) full-year revenue growth is expected to be approximately 1.5 per cent, rather than in the previously forecast range of 3 to 5 per cent. Industry-wide lower demand for data and IP broadband services will reduce Bell Canada's data revenue growth to approximately 6 to 10 per cent from the previously forecast range of 12 to 18 per cent.

Bell continues to focus on its productivity measures and now expects productivity improvements to exceed $600 million for the full year. As a result of these initiatives, and recognizing the lower EBITDA guidance provided by Aliant, Bell expects to achieve EBITDA growth for 2002 of approximately 6 per cent. Capital expenditures are expected to be approximately 20 per cent of revenues, at the lower end of the previously targeted 20 per cent to 21 per cent.

For the quarter ended September 30, 2002, BCE expects to report results at the lower end of its guidance: revenue of approximately $4.8 billion, EBITDA of approximately $1.8 billion, and EPS of approximately $0.45. BCE will release its third quarter results on October 23, 2002.




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


BCE is Canada's largest communications company. It has 24 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE leverages those connections with extensive content creation capabilities through Bell Globemedia which features some of the strongest brands in the industry -- CTV, Canada's leading private broadcaster, The Globe and Mail, the leading Canadian daily national newspaper and Sympatico.ca, the leading Canadian Internet portal. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

                                     --30--



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



Call with Financial Analysts:

BCE will hold a teleconference / Webcast (audio only) on Monday, October 7, 2002 at 5:30 pm (Eastern). Interested participants are asked to dial
(416) 405-8532 between 5:20 pm and 5:28 pm. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing "0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca. A replay facility will be available between 7:00 pm on Monday, October 7, 2002 and 7:00 pm on Monday, October 14, 2002. To access the replay facility, please dial (416) 695-5800 and enter access code 1284429. The Webcast will also be archived on our Web site.


CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release, including, but not limited to, the statements relating to financial guidance, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced after the date hereof.

Other factors which could cause results or events to differ materially from current expectations include, among other things: the timing and extent of economic expansion in Canada and of improvement in consumer confidence and spending; the level of demand, and prices for, data, IP broadband and voice services; BCE's ability to manage costs and generate productivity improvements; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; uncertainty as to whether BCE's strategies will yield the expected benefits, synergies and growth prospects; the intensity of competitive activity, and its resulting impact on the ability to retain existing, and attract new, customers, and the consequent impact on pricing strategies, revenues and network capacity; the level of capital expenditures necessary to expand operations, increase the number of customers, provide new services, build and update networks and maintain or improve quality of service; the availability and cost of capital required to implement BCE's financing plan and fund capital and other expenditures; the Internet economy growing at a slower pace than is currently anticipated; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; the ability to carry out cross selling of the various services offered by the BCE group of companies; stock market volatility; the risk of credit rating downgrades; the availability of, and ability to retain, key personnel;
the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings (including the outcome of the appeal of the CRTC's price cap decision); the possibility of further deterioration in the state of capital markets and the telecommunications industry; BCE's ability to implement its financing plan in order to finance the purchase of SBC Communications Inc.'s remaining minority interest in Bell Canada; the risk that the closing of the Bell Canada directories sale may be delayed or not occur; and the final outcome of pending or future litigation.

For additional information with respect to certain of these and other factors, refer to BCE's Second Quarter MD&A dated July 23, 2002 filed by BCE with the U.S. Securities and Exchange Commission under Form 6-K and with the
Canadian securities commissions. The forward-looking statements contained in this press release represent BCE's expectations as of October 7, 2002 and, accordingly, are subject to change after such date. However, BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


For further information:
Don Doucette                                   George Walker
BCE Communications                             BCE Investor Relations
(514) 786-3924                                 (514) 870-2488
Web site: www.bce.ca

--------
(1) EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses. The term EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cashflows from operating activities.




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



                                SIGNATURE


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          BCE Inc.



                                        (Signed Michael T. Boychuk)
                                ----------------------------------------------
                                              Michael T. Boychuk
                                 Senior Vice-President and Corporate Treasurer





                                Date: October 10, 2002